 Exhibit 99.1

Okeanis Eco Tankers Corp.: Mandatory notification of trade

ATHENS, GREECE, January 9, 2026 – Okeanis Eco Tankers Corp. (the “Company” or “OET” (NYSE:ECO / OSE:OET), has been notified of the following transaction:

On January 9, 2026, Hospitality Assets Corp., a company beneficially owned by Themistoklis Alafouzos, a person designated as a Primary Insider to the Company and brother of the Company’s Chairman, sold 4,129 shares of the Company on OSE at a price of NOK 383.92 per share.

Following the transaction, Themistoklis Alafouzos indirectly through Hospitality Assets Corp. holds a total number of 6,641,934 shares in the Company, corresponding to approximately 18.74% of the shares and votes in the Company.

A Primary Insider notification is enclosed.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of seven modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is subject to the disclosure requirements in the Market Abuse Regulation article 19 and section 5-12 of the Norwegian Securities Trading Act.